CIVISTA BANCSHARES, INC.

100 East Water Street

Sandusky, Ohio 44870

(419) 625-4121

March 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    David Lin

Staff Attorney

Re:	Civista Bancshares, Inc.

Registration Statement on Form S-4

File No. 333-262907

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Civista Bancshares, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, Monday, March 7, 2022, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrant requests that notification of such declaration of effectiveness be made to Anthony D. Weis of Vorys, Sater, Seymour and Pease LLP, our outside counsel, by telephone at (614) 464-5465 or by e-mail at adweis@vorys.com.

Sincerely,

CIVISTA BANCSHARES, INC.

By:	/s/ Dennis G. Shaffer
Dennis G. Shaffer
President and Chief Executive Officer